

INVEST IN **VVF AGTECH INC**

Let's Go Farming - Lets Get To Our Roots

vvfagtech.com Okeechobee FL

Featured Investors

Investors include

Srikanth Yalamati | 115 Angel Investors | Ganesh Kamath | Prabhakar Mamidipudi | Sarat Vemuri | Prabhakar Patakota | Pramod Enabothula

Srikanth Yalamati

Syndicate Lead

As an investor, I try to invest small amounts in high risk start-up and larger investments in stable asset...

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VVF AgTech Inc started with an ideal to provide small scale investors like me, an opportunity to invest in farming and ever growing stable farm real estate. I have known and followed Sasikanth Vallam's (Founder and CEO, VVF Ag Tech) journey from an successful IT Leader to an entrepreneur and really impressed with the way he is executing the plan to build profitable business out of his life long passion for framing. Since its founding VVF Ag Tech Inc already amassed 260 acres of land(as of 12-18-2023) and planed 100+ acres of tropical fruits, started multiple new lines of business e.g farming as a service. I am very positive about the company's growing prospects and I think it will provide very good returns over the years.

Invested $5,000 this round

Highlights

1. Raised USD 4.1M in 20 months from 115+ investors

2. Actively running 5.5 acres of green houses growing Indian Speciality Leafy Greens and Euro Cucumbers

3. Acquired 260 acres of farmlands with high appreciation across Florida and Georgia.

4. Farming 70 Acres Pomelos, 5 acres Lychee, 5 acres Longan, 15 acres Sitaphal

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Our Team

Sasi Kanth Vallem Founder and CEO

25 Years of IT expertise. Expertise establishing greenhouse farming across India and USA. Expertise in precision farming and large enterprise management

Sarat Vemuri Director and CFO

Expertise in Financial Management

Prabhakar Mamidipudi Company Secretary

Expertise in Enterprise Management

Prabhakar R Patakota Director

Enterprise Management

Pramod Enabothula Director

Enterprise Management

Gabrielle Radaza

Food production is the recession free business and Farmland real-estate is the most safest and high appreciating asset class. Our strategy to combine these two enables safety and growth to the investment.


VVF AgTech Inc – Vision and Model
Farm Together With Passion For Prosperity and Success
Version 8.0
Sasi Kanth Vallem - https://www.facebook.com/sasikanth.vallem


Mission Statement
Build a $40M+ AgTech company bringing passionate people together for Running Profitable Farming Business while connecting back to the Farming Roots
Invest in Large Farm Real-estate for
Nasdaq
Utilize and Develop cutting-edge solutions around Tissue Culture,





$40M+ USD By 2027





Spending Quality Time in a Farmhouse



Profitable Tropical Crops Farming



Execute Technology Farming Operation





Why We Do What We Do?

- Serious passion for farming is the major driving factor for this project
- Growing food is the most noble business one can take pride in
- There are multiple ways to make money but making money in the field of our passion is the best



Why Invest in Farmland in Florida?

- Low volatility investment option compared to other investments
- Raise in migration into Florida from other states results into appreciation of land prices
- Florida farmlands are getting available for relatively low price because of the issues with Citrus Greening Disease that negatively impacted Orange farming

	FARMLAND	STOCKS	REAL ESTATE	CASH SAVINGS	BONDS
Low Volatility	✓	×	×	✓	✓
High Yield Potential	✓	–	✓	×	✓
Hard Asset	✓	×	✓	×	×
Inflation Hedge	✓	✓	✓	×	×
Equity Build Up	✓	✓	✓	×	×

Why Tropical Crops Farming?

- Sitaphal, Mango, Sapota, Guava, Bamboo are niche crops identified for our farming
- High demand among Asians, Central and South American communities along with Indians
- Increasing awareness and interest among other communities
- Low production of in USA
- Tough to Import considering perishability and fruit nature of handling shipping
- Ability to handle low temperatures in Central Florida. With relatively low land prices and favorable weather conditions in this area, its an optimal location







S.W.O.T Analysis

Strengths

- Over 10 years experience in farming with latest technology
- Good handle of Florida farm real-estate
- Deep connections with wholesalers and distributors of fresh produce in USA
- Proven expertise with Farm Operations, Production Management and Transportation Logistics
- Experience with online retail sales across USA

Weakness

Capital for Farm Land and Working Capital	Small units of capital raised from large number of investors
Skilled Resources for on ground operations execution of Niche Tropical Orchards	Upgrading traditional orange grove maintenance contractors to manage High-Density Tropical fruit orchards

Opportunity

- Niche Asian customer segment with ability to spend on high quality native fruits
- High Demand and Low Supply of Tropical Fruits grown locally that are not easy to import because of perishability issues
- High demand for "locally grown" produce which is a booming trend
- High appreciation trend of real estate assets especially in warm climate areas

Threats

Import of Tropical fruits from neighboring countries	Ability to reduce time from harvest to table by local growing commands premium rate with niche customer base
Availability of farm help and increasing hourly minimum wages	Mechanization and automation using modern technology
Natural calamities	Have to accept the threat. Possible insurance coverage for these new crops by companies
Corporate farming startups that may popup seeing the potential market	• Early entry advantage and constant upgrade of latest technology • Availability of large market with enough room for many

Lines of Business


Farming
Tropical Crops Farming (Sitaphal, Mango, Moringa, Sapota, Guava Etc.,)
Retail
Specialty Tropical store across various cities selling Fruits, Vegetables and Plants
Hospitality
Farm experience vacation hospitality
Land
Agricultural Land Investment for Appreciation
Nursery
Plant Nursery, Tissue Culture and Greenhouse Farming
Trading
Indian Vegetable Trading and Distribution across USA
Real Estate
Farming based community living Real estate

VVF AgTech Inc – Farm Lands Snapshot

Property 1

- 30 acres in Lake wales
- 100% Equity - fully owned
- Google Location

Property 2

- 100 acres in fort pierce
- 100% Equity - 750k seller finance
- Google Location

Property 3

- 34.65 acres in Okeechobee, FL
- 100% Equity - fully owned
- Google Location

Property 4

- 90 acres in Okeechobee, FL
- 15 acres owned out of 90 acres
- Google Location

Property 5

- 72 acres in Okeechobee, FL
- 34 acres owned out of 72 acres
- Google Location

Property 6

- 15 acres in Cumming, GA
- 100% Equity - 450k seller finance
- Google Location

VVF AgTech Inc – Farming Snapshot














Org Structure

Board Of Directors



Sasi Kanth Vallem
Associate Partner at IBM



Sarat Vemuri
CFO / CIO at Hall Boys Holdings



Prabhakar Mamidipudi
CTO at YuppTV USA Inc



Prabhakar Patakota
Sr. Manager - IT at Ulta Beauty



Pramod Enabothula
Delivery Manager at Accenture

Executive Officers



Sasi Kanth Vallem
Founder
CEO / COO



Sarat Vemuri
Volunteer
CFO / Treasurer



Prabhakar Mamidipudi
Volunteer
Secretary

Support Services



Harini Rajesh
CPA
Services

Business Continuity and Governance

- **In case of incapacitation of CEO,**
  - Board of Directors
    - Appoints a new CEO to continue to run the business
    - Handles sales of company assets and business in the scenario of dissolution of the company by organizing investors voting
    - Handles return of investments to the investors in case of dissolution
- **Expansion and Team building**
  - Founder CEO will execute the operations by appointing employees for various lines of businesses based on his discretion keeping in mind the profitability, efficiency and growth of the company
  - Based on the company growth needs, CEO will appoint executive management
- **Governance of the company**
  - Board of Directors will represent the investors and would oversee the governance of the company
  - Any sale of the company assets will be done based on the approval by majority voting by shareholders coordinated by Board Of Directors
  - Any expenses above 100k will have to be approved by majority board members
  - Any expenses that were not approved in the operating budget, and are above 50k will have to be approved by at least 2 board members to ensure 2 people validating the expense
  - Accounts will be audited by Board of Director once every 2 years